Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Ero Copper Corp.

Opinion

We have audited the consolidated financial statements of Ero Copper Corp. (“the Entity”), which comprise:

–	the consolidated statements of financial position as at December 31, 2020 and December 31, 2019;

–	the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended; and

–	notes to the consolidated statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2020 and December 31, 2019, and its consolidated financial performance and consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matter described below to be the key audit matter to be communicated in our auditors’ report.

Assessment of recognition of uncertainties over income tax treatments in Brazil

Description of the matter

We draw your attention to Notes 2(d), 3(e) and 11(c)(ii) to the financial statements.

Uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities. These uncertainties impact the amount of income taxes recognized.

The Entity operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Entity’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment.

Why the matter is a key audit matter

We identified the assessment of recognition of uncertainties over income tax treatments in Brazil as a key audit matter. This matter represented an area of significant risk of misstatement given the high degree of subjectivity and judgment required in evaluating management’s significant judgement. As a result, specialized skills and knowledge were required in evaluating management’s significant judgement.

How the matter was addressed in the audit

The primary procedures we performed to address this key audit matter included the following:

We involved income tax and legal professionals in Brazil with specialized skills and knowledge who assisted in assessing whether it was probable that uncertain income tax treatments would be accepted by:

–	Developing an independent assessment based on our understanding and interpretation of tax laws in Brazil

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–	Inspecting correspondence documents with Brazilian tax authorities and evaluating the implications of the matters raised by such authorities

–	Inspecting opinions provided by the Entity’s tax and legal advisors.

We also assessed whether it was probable that uncertain income tax treatments would be accepted by obtaining legal enquiry letter responses from law firms related to identified tax claims and contingencies.

Other Information

Management is responsible for the other information. Other information comprises:

–	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions; and

–	information, other than the financial statements and the auditors’ report thereon, included in a document likely to be entitled “Annual Report”.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report. We have nothing to report in this regard.

The information, other than the financial statements and the auditors’ report thereon, included in a document likely to be entitled “Annual Report” is expected to be made available to us after the date of this auditors’ report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

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Those charged with governance are responsible for overseeing the Entity‘s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

–	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

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–	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represents the underlying transactions and events in a manner that achieves fair presentation.

–	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

–	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

–	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

/s/ KPMG LLP
Chartered Professional Accountants

The engagement partner on the audit resulting in this auditors’ report is Robert Ryan Owsnett.

Vancouver, Canada

March 16, 2021

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Ero Copper Corp.

Consolidated Statements of Financial Position

(Amounts in thousands of US Dollars)

ASSETS	Notes	As at December 31, 2020	As at December 31, 2019
Current
Cash and cash equivalents		$62,508	$21,485
Restricted cash	9(b)	-	1,500
Accounts receivable		20,353	7,680
Inventories	4	25,496	19,377
Other current assets	5	19,184	25,523
		127,541	75,565
Non-Current
Mineral, property, plant and equipment	6	333,702	339,516
Exploration and evaluation assets	7	21,024	25,878
Deposits		513	1,200
Deferred income tax assets	19	14,223	13,099
Other non-current assets		96	7,416
		369,558	387,109
Total Assets		$497,099	$462,674

LIABILITIES
Current
Accounts payable and accrued liabilities	8	$37,878	$43,694
Current portion of loans and borrowings	9	12,539	18,984
Current portion of value added, payroll and other taxes payable	10	13,361	13,994
Current portion of derivatives	21	26,540	650
Current portion of lease liabilities		1,402	3,159
		91,720	80,481
Non-Current
Loans and borrowings	9	155,563	140,386
Provisions	11	21,450	33,581
Value added, payroll and other taxes	10	1,468	5,694
Derivatives	21	10,811	1,059
Lease liabilities		346	487
Other non-current liabilities		1,666	1,928
		191,304	183,135
Total Liabilities		283,024	263,616

SHAREHOLDERS’ EQUITY
Share capital	12	126,152	120,492
Equity reserves		(67,291)	(24,489)
Retained earnings		153,842	102,220
Equity attributable to owners of the Company		212,703	198,223
Non-controlling interests		1,372	835
		214,075	199,058
Total Liabilities and Equity		$497,099	$462,674

Nature of operations (Note 1); Contingencies (Note 11); Subsequent events (Note 9(a), 12(a) and (d))

APPROVED ON BEHALF OF THE BOARD:

“David Strang”	, CEO & Director	”Matthew Wubs”	, Director

The accompanying notes are an integral part of these consolidated financial statements

Ero Copper Corp.

Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands of US Dollars, except share and per share amounts)

	Notes	Year ended December 31, 2020	Year ended December 31, 2019
Revenue	13	$324,076	$284,843
Cost of product sold	14	(130,585)	(162,817)
Sales expenses		(5,354)	(4,962)
Gross profit		188,137	117,064

Expenses
General and administrative	15	(27,927)	(32,817)
Share-based compensation	12(a) to (c)	(9,064)	(5,792)
Income before the undernoted		151,146	78,455

Other income (expenses)
Finance income		1,346	701
Finance expense	16	(15,449)	(20,428)
Foreign exchange loss	17	(79,805)	(5,148)
Loss on debt settlement		-	(1,783)
Recovery of value added taxes	18	8,886	21,584
Other income (expenses)		(4,701)	1,448
Income before income taxes		61,423	74,829

Income tax recovery (expense)
Current	19	(9,675)	(10,645)
Deferred	19	750	28,271
		(8,925)	17,626
Net income for the year		52,498	92,455

Other comprehensive income (loss)
Foreign currency translation loss		(49,553)	(4,941)
Comprehensive income		$2,945	$87,514

Net income attributable to:
Owners of the Company		51,622	91,883
Non-controlling interests		876	572
		$52,498	$92,455
Comprehensive income attributable to:
Owners of the Company		2,267	86,962
Non-controlling interests		678	552
		$2,945	$87,514
Net income per share attributable to owners of the Company	12(e)
Net income per share
Basic		$0.60	$1.08
Diluted		$0.56	$1.01

Weighted average number of common shares outstanding
Basic		86,368,535	85,244,277
Diluted		92,213,628	91,390,425

The accompanying notes are an integral part of these consolidated financial statements

Ero Copper Corp.

Consolidated Statement of Changes in Shareholders’ Equity

(Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed surplus	Foreign exchange	Retained earnings	Total	Non-controlling interest	Total equity
Balance, December 31, 2018		84,738,650	$117,944	$3,897	$(28,652)	$10,337	$103,526	$296	$103,822
Income for the year		-	-	-	-	91,883	91,883	572	92,455
Other comprehensive loss for the year		-	-	-	(4,921)	-	(4,921)	(20)	(4,941)
Total comprehensive income (loss) for the year		-	-	-	(4,921)	91,883	86,962	552	87,514
Shares issued for:
Exercise of options and warrants		964,996	2,548	(605)	-	-	1,943	-	1,943
Share-based compensation	12(a) to (c)	-	-	5,792	-	-	5,792	-	5,792
Dividends to non-controlling interest								(13)	(13)
Balance, December 31, 2019		85,703,646	$120,492	$9,084	$(33,573)	$102,220	$198,223	$835	$199,058
Income for the year		-	-	-	-	51,622	51,622	876	52,498
Other comprehensive loss for the year		-	-	-	(49,355)	-	(49,355)	(198)	(49,553)
Total comprehensive income (loss) for the year		-	-	-	(49,355)	51,622	2,267	678	2,945
Shares issued for:
Exercise of options and warrants		2,175,615	5,660	(1,258)	-	-	4,402	-	4,402
Share-based compensation	12(a) to (c)	-	-	7,811	-	-	7,811	-	7,811
Dividends to non-controlling interest		-	-	-	-	-	-	(141)	(141)
Balance, December 31, 2020		87,879,261	$126,152	$15,637	$(82,928)	$153,842	$212,703	$1,372	$214,075

The accompanying notes are an integral part of these consolidated financial statements

Ero Copper Corp.

Consolidated Statements of Cash Flows

(Amounts in thousands of US Dollars)

	Year ended December 31, 2020	Year ended December 31, 2019
Cash Flows from / (used in) Operating Activities

Net income for the year	$52,498	$92,455

Adjustments for:
Amortization and depreciation	39,348	46,171
Income tax expense (recovery)	8,925	(17,626)
Loss on debt settlement	-	1,783
Recovery of value added taxes	(8,886)	(21,584)
Write-off of plant and equipment	1,842	3,475
Unrealized derivative contracts	-	1,427
Provisions	(145)	(625)
Share-based compensation	9,064	5,792
Finance income	(1,346)	(701)
Finance expenses	15,449	20,428
Foreign exchange loss	79,805	5,148

Changes in:
Accounts receivable	(13,266)	(756)
Inventories	(6,360)	(5,946)
Other assets	6,858	(4,636)
Accounts payable and accrued liabilities	(3,885)	11,604
Deferred revenue	-	(1,882)
Value added, payroll and other taxes	7,121	43
	187,022	134,570
Derivative contract settlements	(20,804)	(1,011)
Provision settlements	(1,585)	(1,786)
Income taxes paid	(1,796)	(3,943)
	162,837	127,830
Cash Flows from / (used in) Investing Activities
Additions to mineral property, plant and equipment	(117,607)	(105,382)
Additions to exploration and evaluation assets	(199)	(892)
Other investments	1,250	(467)
	(116,556)	(106,741)

Cash Flows from / (used in) Financing Activities
Restricted cash	1,500	1,500
Lease liability payments	(4,337)	(4,082)
New loans and borrowings, net of finance costs	68,997	37,867
Loans and borrowings paid	(57,425)	(41,305)
Interest paid on loans and borrowings	(9,693)	(10,276)
Other finance expenses	(3,156)	(3,668)
Issuance of share capital, net of issuance costs	4,402	1,943
	288	(18,021)

Effect of exchange rate changes on cash and cash equivalents	(5,546)	(524)
Net increase in cash and cash equivalents	41,023	2,544
Cash and cash equivalents - beginning of year	21,485	18,941
Cash and cash equivalents - end of year	$62,508	$21,485

The accompanying notes are an integral part of these consolidated financial statements

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.	Nature of Operations

Ero Copper Corp. (“Ero” or the “Company”) was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian company which holds a 100% interest in the MCSA Mining Complex and the Boa Esperança Property (Note 7). MCSA’s predominant activity is the production and sale of copper concentrate from the MCSA Mining Complex, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Company currently mines copper ore from the Pilar underground mine (“Pilar UG Mine”) and the Vermelhos underground mine (“Vermelhos UG Mine”). The Boa Esperança Property is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil, and consists of a single mineral concession covering an area of 4,034 hectares (“ha”).

NX Gold is a Brazilian gold mining company focused on the exploration and commercialization of gold as its main product and silver as its by-product. NX Gold wholly owns a 31,096 ha property, located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern Mato Grosso State, Brazil, consisting of a single mining concession covering an area of 620 ha, where all gold mining and processing activities occur.

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Although COVID-19 has not materially impacted the Company’s operations during the year ended December 31, 2020, the situation is dynamic and the ultimate duration and magnitude of the impact on the economy and our business are not known at this time. These impacts could include an impact on the Company’s ability to obtain debt and equity financing, impairment of investments, impairments in the value of long-lived assets, continued fluctuation in the value of the Brazilian Real or potential future decreases in revenue or the profitability of ongoing operations.

2.	Basis of Preparation

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on March 16, 2021.

b)	Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared on a historical cost basis except for fair-value through-profit-or-loss and derivative financial instruments, which are measured at fair value.

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany balances and transactions are eliminated upon consolidation.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Company applies the acquisition method to account for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities assumed and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill arising from acquisitions is the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount would be recognized in profit or loss immediately.

Since the Company does not own 100% of its interests in MCSA and NX Gold, the interest attributable to non-controlling shareholders is reflected in non-controlling interests. Adjustments to non-controlling interests that do not involve the loss of control are accounted for as equity transactions and adjustments are based on a proportionate amount of the net assets of the subsidiary.

c)	Foreign Currency Translation

The functional currency and presentation currency of the Company is the US dollar. The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

The functional currency of MCSA and NX Gold is the Brazilian Real (“BRL”). The assets and liabilities of MCSA and NX Gold are translated into the US dollar presentation currency using the rate of exchange at the statement of financial position date while revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in a separate component of shareholders’ equity.

d)	Use of Estimates and Judgments

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Critical Judgments

Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for MCSA and NX Gold is the Brazilian Real. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Legal claims and contingent liabilities

The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgements to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment.

Key Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include:

Derivative instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income.

Mineral reserve and resource estimates including life of mine plan

The Company estimates its mineral reserves and mineral resources based on information compiled by competent individuals. Mineral reserves are used in the calculation of depreciation, impairment assessments and for forecasting the timing of payment of mine closure and rehabilitation costs.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The carrying amounts of the Company’s mineral, property, plant and equipment are depleted in part based on recoverable mineral reserve tonnes processed, depending on the use of the asset. Changes to estimates of recoverable quantities of metals, mineral reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depreciation and depletion rates and may result in impairment charges.

Mine closure and rehabilitation costs

Significant estimates and assumptions are made in determining the provision for mine closure and rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements.

Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral, property, plant and equipment. Adjustments to the carrying amounts of related mineral, property, plant and equipment can result in a change to future depreciation and depletion expense.

Significant assumptions used to determine mine closure and rehabilitation costs are included in Note 11(a).

Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment.

e)	New Accounting Standards and Interpretations Adopted in the Year

The following new and amended IFRS pronouncements were adopted effective January 1, 2020 and had no impact to the Company’s financial statements:

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements. The Company will continue to assess the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•	On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022. The Company does not expect to adopt this amendment until the effective date, and does not anticipate a material impact on its consolidated financial statements.

3.	Significant Accounting Policies

a)	Revenue

Revenue is generated from the sale of sale of metals in concentrate and gold doré. The Company’s performance obligations relate primarily to the delivery of the concentrate or gold doré to customers, with each shipment representing a separate performance obligation.

Revenue from the sale of metals in concentrate and gold doré is recognized at the point the customer obtains control of the product. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product which is generally when the concentrate or ore is delivered to a location designated by the customer.

The sales amount is typically based on quoted market and contractual prices which are fixed at the time the shipment is received at the customers’ premises. In certain circumstances the sales price of metals in concentrate may be determined in a period subsequent to the date of sale (provisionally priced sales) based on the terms of specific copper concentrate contracts. Provisionally priced sales are recognized based on an estimate of metal contained using forward market prices corresponding with the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to one month. The settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

b)	Tax Incentives

The Company receives certain tax incentives in Brazil. These tax incentives are recognized in profit or loss in the period the incentives are received or receivable and recorded against the expenditure that they are intended to compensate.

c)	Finance Income and Finance Expense

Finance income includes interest on cash and cash equivalents, restricted cash and financial investments, and gains related to changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expense comprise interest expense on loans and borrowings, unwinding of the discount on provisions and leases, commitment fees and losses related to changes in the fair value of financial assets measured at fair value through profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

d)	Employee Benefits

Short-term employee benefit obligations are recognized as personnel expenses as the corresponding service is provided. Liabilities are recognized at the amount that is expected to be paid if the Company has a present legal or constructive obligation to pay that amount based on past services rendered by the employee, and the obligation can be estimated reliably. There are no long-term employee benefit plans.

e)	Taxation

Income tax expense comprises current and deferred tax. Current income tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred income tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that effects neither accounting nor taxable income or loss, differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and taxable differences arising from the initial recognition of goodwill.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities in Brazil. These uncertainties impact the amount of income taxes recognized. If it is determined that an uncertain income tax treatment is not probable of being accepted, the effect of the uncertain income tax treatment is reflected in the determination of income taxes based the most likely amount or, if there are a wide range of possible outcomes, the expected value.

f)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of consumable inventory is determined on a weighted average acquisition cost basis. Cost of stockpile inventory, products in progress and finished goods is determined based on a weighted average production cost basis and includes the cost of mining and processing ore including direct labour and materials; depreciation and amortization; and an appropriate share of production overheads based on normal operating capacity.

Net realizable value of stockpile inventory, products in progress and finished goods is the estimated selling price in the ordinary course of business, less estimated completion costs and selling expenses.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Provisions for low turnover or obsolete supplies and consumables inventory are established by management as deemed necessary.

g)	Mineral, Property, Plant and Equipment

Mineral, property, plant and equipment is measured at acquisition or construction cost, including capitalized borrowing costs, less accumulated depreciation and accumulated impairment losses.

i)	Acquisition and disposal

The cost of mineral, property, plant and equipment include expenditures directly attributable to an asset’s acquisition. The cost of assets constructed by Company includes the cost of materials and direct labor, any other costs to bring the asset in the place and conditions required to be operated in the manner intended by management, costs of disassembly and restoration of the site and borrowing costs on qualifying assets.

When parts of mineral, property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral, property, plant and equipment.

Gains and losses on disposal of mineral, property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment and are recognized net within other income.

ii)	Subsequent costs

The cost of replacing plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The costs of the day-to-day servicing of equipment are included in profit or loss.

iii)	Development and construction-in-progress

When economically viable mineral reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress and are included within mineral, property, plant and equipment. Costs associated with the commissioning of new assets incurred before they are operating in the way intended by management, including directly attributable costs of testing, are capitalized. Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use including advances on long-lead items. Construction-in-progress is not depreciated.

Once the asset is operating in the way intended by management, construction-in-progress costs are reclassified to mineral properties or plant and equipment.

Pre-production costs of removing overburden to access ore in the open pit mines and developing access headings in the underground mines are capitalized as pre-production stripping or development costs respectively and are included within mineral, property, plant and equipment. Revenues earned during pre-production periods are also capitalized.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

iv)	Mineral properties

Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate.

v)	Stripping costs and development in the production phase

Where open pit production stripping or underground development activities do not result in inventory produced, but does provide improved access to the ore body, the costs are classified as mineral properties when these activities meet all of the following criteria: (1) it is probable that the future economic benefit associated with the activity will flow to the Company; (2) the Company can estimate the mineral reserve of the ore body for which access has been improved; and (3) the costs relating to the activity associated with that mineral reserve can be measured reliably.

For underground mines, costs incurred to access a mineral reserve of the ore body are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified mineral reserve of the ore body to which access has been improved as a result of the development activity. For open pit mines, stripping costs are capitalized to mineral properties or construction-in-progress until an average stripping ratio is achieved (waste/ore) for the mine. After the stripping ratio is achieved, all stripping costs are classified as production costs. The capitalized stripping costs are depreciated over the related mineral reserves accessed by the stripping activity.

vi)	Mine closure and rehabilitation costs

The Company’s provision for mine closure and rehabilitation liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of a mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

vii)	Depreciation

Items of mineral, property, plant and equipment are depreciated on a straight-line method based on the estimated economic useful life of each component as follows:

Buildings	Up to 25 years
Mining equipment	4 years
Mobile equipment & other assets	5 years
Mineral properties	Units of production
Mine closure and rehabilitation costs	Units of production or
period until remediation
Right of use assets	Shorter of the term of
lease and life of asset

The depletion of mineral, properties and mine closure and rehabilitation costs is determined based on the ratio of tons of copper/kg of gold contained in the ore mined and total proven and probable mineral reserve tonnes of contained copper/kg of contained gold.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

h)	Exploration and Evaluation Assets

Exploration and evaluation costs relate to the initial search for a mineral deposit, the cost of acquisition of a mineral property interest or exploration rights and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Once the legal rights or license is obtained, exploration and evaluation expenses are capitalized as exploration and evaluation assets. Costs incurred prior to the Company obtaining the legal rights are expensed.

When the exploration and evaluation of a mineral property indicates that development of the mineral property is technically and commercially feasible, the future economic benefits are probable, and the Company has the intention and sufficient resources to complete the development and use or sell the asset, the related costs are transferred from exploration and evaluation assets to mineral property, plant and equipment.

Management reviews the carrying value of capitalized exploration costs for indicators that the carrying value is impaired at least annually and when facts and circumstances suggest that the carrying amount may exceed the recoverable amount. The review is based on the Company’s intentions for further exploration and development of the undeveloped property, results of drilling, commodity prices and other economic and geological factors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all non-recoverable costs associated with the project, net of any previous impairment provisions, are written off.

i)	Financial Instruments

Non-derivative financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

Fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or liability, the Company uses observable market data, as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in the valuation techniques, as follows:

•	Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities.

•	Level 2: inputs other than Level 1 quoted prices, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

•	Level 3: inputs, for assets or liabilities, that are not based on observable market information (non-observable inputs).

The Company recognizes transfers between levels of the hierarchy of fair value at the end of the reporting period during which the change occurred.

When applicable, additional information on the assumptions used in the fair value calculations are disclosed in the specific notes of the corresponding asset or liability.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income following the derecognition of the investment.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss.

Financial liabilities

Financial liabilities are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Trade receivables related to provisionally priced sales are measured at fair value with changes recognized in profit or loss.

Compound instruments

Equity components of compound instruments, such as convertible debt, are separated from the debt host contract using the residual method. The Company determines the fair value of the debt component by discounting the expected principal and interest payments using an appropriate discount rate reflective of debt instruments with similar risks but without the equity component. The difference between the proceeds received and the amount assigned to the debt component is allocated to the equity component.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects. The Company includes the value of share purchase warrants included in the issuance of equity units, which consist of common shares and warrants, in share capital.

Classification and measurement

The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 in the following table:

Measurement Category
Financial Assets:
Cash, cash equivalents and restricted cash	Amortized cost
Trade receivables	Amortized cost
Deposits	Amortized cost
Financial Liabilities:
Trade payables	Amortized cost
Loans and borrowings	Amortized cost
Derivatives	Fair value through profit or loss

Cash and cash equivalents, restricted cash and deposits

Cash is comprised of cash on hand and demand deposits. Cash equivalents, restricted cash and deposits are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value.

Trade receivables

Trade receivables relate to amounts receivable from sales with fixed or determinable payments that are not quoted in an active market. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

j)	Impairment

i)	Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve months’ expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. As the Company’s three primary significant customers are considered to have a low default rate and historical default rates are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2020. Accordingly, the Company did not record a provision for expected credit losses for trade receivables.

ii)	Non-Financial assets

At each reporting date the carrying amounts of the Company’s mineral, property, plant and equipment and exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset or its related cash generating unit. For purposes of impairment testing, assets are grouped at the lowest levels that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the associated assets are reduced to their recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment charge is reversed through profit or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized.

k)	Provisions

i)	Mine closure and rehabilitation provision

The Company records the present value of estimated costs of legal and constructive obligations related to mine closure and rehabilitation in the period in which the obligation occurs. Mine closure and rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the obligation, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as a finance expense.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

When the provision is initially recognized, the corresponding cost is capitalized by increasing the carrying amount of the related asset and is amortized to profit or loss on a unit-of-production basis.

ii)	Other provisions

Other provisions are recognized, based on a past event, when the Company has a legal or constructive obligation that can be estimated reliably, and it is probable that an economic mineral resource will be required to settle the obligation. Provisions are measured by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and specific risks for the liability. The discount is unwound over the period over which the cash flows are expected to be incurred with the related expense included in finance expense.

l)	Share-Based Compensation

The grant date fair value of equity settled share-based payment awards granted to employees and consultants, including directors and officers, is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be performed or satisfied such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. Deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date with the corresponding expense recognized over the period that the employees unconditionally become entitled to the awards. The corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.

m)	Leases

A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

n)	Income (Loss) per Share

Basic income (loss) per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is calculated by adjusting the weighted average number of common shares outstanding for the effect of conversion of all potentially dilutive share equivalents, such as stock options, share units and warrants. The dilutive effect of share options and warrants assumes that the receipt of proceeds upon exercise of the options are used to repurchase common shares at the average market price during the period. The net effect of the shares issued less the shares assumed to be repurchased is added to the basic weighted average shares outstanding. For convertible instruments, the common shares to be included in the diluted per share calculation assumes that the instrument is converted at the beginning of the period (or the issue date if later). For Share Units (as defined herein, see note 12(b)), the common shares to be included in the diluted per share calculation is based on the number of shares that would be issuable if the reporting date were the end of the vesting period. The profit or loss attributable to common shareholders is adjusted to eliminate related interest costs of dilutive securities recognized in profit or loss for the period.

4.	Inventories

	December 31, 2020	December 31, 2019
Supplies and consumables	$15,619	$13,878
Stockpile	3,569	2,556
Work in progress	5,234	2,164
Finished goods	1,074	779
	$25,496	$19,377

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

5.	Other Current Assets

	December 31, 2020	December 31, 2019
Advances to suppliers	$500	$1,046
Prepaid expenses	2,635	4,779
Advances to employees (a)	2,091	2,829
Value added federal taxes recoverable (b)	13,958	16,869
	$19,184	$25,523

(a)	Advances to employees include short term advances of salary, vacation and other benefits granted to employees of the Company’s subsidiaries MCSA and NX Gold.

(b)	At December 31, 2020, $8.0 million of this balance relates to a study conducted to revisit certain tax positions, while $4.0 million of this balance relates to a 2019 favourable legal decision that recognizes MCSA’s right to a tax credit as a result of historical over-payment (December 31, 2019 - $12.2 million). See note 18 for details. MCSA is able to use these tax credits against a variety of taxes, including taxes on future sales.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.	Mineral, Property, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties	Projects in Progress	Mobile Equipment & Other Assets	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance at December 31, 2018	$15,739	$74,847	$209,899	$42,147	$9,836	$12,341	$4,708	$369,517
Additions	-	15,429	5,255	91,392	1,348	2,266	3,220	118,910
Disposals	-	(1,819)	-	(2,267)	(1,414)	-	(463)	(5,963)
Transfers	2,532	18,313	55,754	(76,672)	73	-	-	-
Foreign exchange	(662)	(3,595)	(9,516)	(1,895)	(362)	(500)	(234)	(16,764)
Balance at December 31, 2019	17,609	103,175	261,392	52,705	9,481	14,107	7,231	465,700
Additions	54	10,515	6,747	81,332	18,942	197	2,982	120,769
Disposals and other adjustments	-	(16,671)	-	(80)	(522)	(3,803)	(291)	(21,367)
Transfers	1,546	19,940	56,346	(64,888)	(12,958)	-	14	-
Foreign exchange	(4,327)	(24,257)	(59,173)	(12,297)	(2,139)	(2,965)	(1,614)	(106,772)
Balance at December 31, 2020	$14,882	$92,702	$265,312	$56,772	$12,804	$7,536	$8,322	$458,330

Accumulated depreciation:
Balance at December 31, 2018	$(3,269)	$(16,980)	$(58,598)	$-	$(3,138)	$(2,020)	$-	$(84,005)
Depreciation expense	(922)	(11,032)	(29,286)	-	(1,582)	(1,033)	(3,869)	(47,724)
Disposals	-	1,196	-	-	3	-	14	1,213
Foreign exchange	144	1,217	2,591	-	145	95	140	4,332
Balance at December 31, 2019	(4,047)	(25,599)	(85,293)	-	(4,572)	(2,958)	(3,715)	(126,184)
Depreciation expense	(785)	(10,882)	(24,597)	-	(1,317)	(1,029)	(3,865)	(42,475)
Disposals	-	14,999	-	-	446	-	168	15,613
Foreign exchange	916	5,827	19,351	-	860	672	792	28,418
Balance at December 31, 2020	$(3,916)	$(15,655)	$(90,539)	$-	$(4,583)	$(3,315)	$(6,620)	$(124,628)

Net book value December 31, 2019	$13,562	$77,576	$176,099	$52,705	$4,909	$11,149	$3,516	$339,516
Net book value December 31, 2020	$10,966	$77,047	$174,773	$56,772	$8,221	$4,221	$1,702	$333,702

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.	Mineral, Property, Plant and Equipment (continued)

Of the additions to mineral, property, plant and equipment, $0.7 million (year ended December 31, 2019 – $8.6 million) was obtained through financing arrangements with equipment suppliers.

Certain equipment has been provided as security for the equipment finance loans (note 9).

During the year ended December 31, 2020, $7.3 million (year ended December 31, 2019 - $3.1 million) was transferred from mineral resources to amortizable mineral reserves as a result of an update to MCSA’s proven and probable reserves during the year. As such, there is no balance included in mineral, property, plant and equipment related to the value of mineral resources beyond proven and probable reserves not currently being amortized. In addition, $56.8 million (December 31, 2019 - $52.7 million) related to projects in progress are not currently being amortized.

7.	Exploration and Evaluation Assets

Exploration and evaluation assets relate to the Boa Esperança Property located in the Municipality of Tucumã, in the state of Pará, Brazil which consists of a single mineral concession. This prospective copper/gold property is in advanced stages of exploration with various geological mineral resource studies and is the subject of a completed feasibility study.

8.	Accounts Payable and Accrued Liabilities

	December 31, 2020	December 31, 2019
Trade suppliers	$14,480	$21,811
Payroll and related charges	17,914	20,058
Other accrued liabilities	5,484	1,825
	$37,878	$43,694

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

9.	Loans and Borrowings

						Carrying value, including accrued interest
Description	Denomination	Security	Time to Maturity	Coupon rate	Principal to be repaid	December 31, 2020	December 31, 2019
Bank loan (at acquisition)	BRL R$	Unsecured	71 months	CDI + 0.5%	4,469	3,980	5,941
Bank loan (MCSA)	USD	Unsecured	-	4.43%	-	-	1,503
Bank loan (MCSA)	BRL R$	Unsecured	-	CDI + 3.7%	-	-	204
Line of credit (MCSA)	BRL R$	Unsecured	3 months	CDI + 9.0%	1,443	1,447	-
Lines of credit (MCSA)	BRL R$	Unsecured	2 - 3 months	9.60%-13.20%	4,165	4,221	-
Lines of credit (NX Gold)	BRL R$	Unsecured	-	14.34%-14.98%	-	-	670
Equipment finance loan (Plural)	BRL R$	Secured	11 months	CDI + 7.0%	1,058	1,065	2,892
Equipment finance loans	BRL R$	Secured	5 - 42 months	11.88%-16.49%	1,445	1,607	5,585
Equipment finance loans	EURO	Secured	18 - 24 months	5.5%-7.0%	1,773	1,791	3,996
Equipment finance loans	USD	Secured	16-32 months	6.50%-7.95%	5,536	5,605	4,125
Senior non-revolving credit facility	USD	Secured	39 months	LIBOR + 2.50%-4.25%	75,000	74,193	79,091
Senior revolving credit facility	USD	Secured	39 months	LIBOR + 2.50%-4.25%	75,000	74,193	55,363
Total					$169,889	$168,102	$159,370

Current portion:						$12,539	$18,984
Non-current portion:						$155,563	$140,386

	December 31, 2020	December 31, 2019
Balance, beginning of year	$159,370	$152,234
New senior revolving credit facility, net	13,652	10,565
New equipment finance loans	19,278	24,890
New lines of credit	36,726	10,976
Principal and interest payments	(67,118)	(51,581)
Interest accretion	9,921	11,236
Loss on debt modification	-	1,783
Effect of foreign exchange rate changes	(3,727)	(733)
Balance, end of period	$168,102	$159,370

(a) Senior credit facility

The Company has a $150 million facility from a syndicate of Canadian financial institutions. The facility is comprised of a $75 million (December 31, 2019 - $80 million) senior secured amortizing non-revolving credit facility (“Term Facility”) and a $75 million (December 31, 2019 - $70 million) senior secured revolving term credit facility (“Revolving Credit Facility”) (collectively the “Facilities”).

During the second quarter of 2019, the Company refinanced a loan held by the Company’s subsidiary, MCSA, by extending the Revolving Credit Facility. The credit limit of the Revolving Credit Facility was increased by $20.0 million to $70.0 million. All other terms of the Facilities remained unchanged. Upon completion of the amendment, the Company drew $11.0 million to repay certain of its bank loans held by MCSA.

On March 31, 2020, the Company amended the Facilities to reduce its cost of borrowing by 25 to 50 basis points, depending on the consolidated leverage ratio, and to defer the scheduled principal payments for two years.

The Term Facility matures on March 31, 2024 and requires principal repayments on a quarterly basis commencing on March 31, 2022, while the Revolving Credit Facility is payable in full at maturity on March 31, 2024. The Facilities bear interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility are also on a sliding scale between 0.63% to 1.06%. The Company determined that the amendments were a non-substantial modification. In March 2020, the Company drew down the remainder of the amount available under the Facilities totaling $14.0 million ($13.7 million net of transaction costs). The Term Facility previously had a five-year term with equal quarterly principal payments beginning on December 13, 2020, while the Revolving Credit Facility was payable at maturity on December 13, 2022. The Facilities previously bore interest on a sliding scale at a rate of LIBOR plus 2.75% to 4.75% depending on the Company’s consolidated leverage ratio at the time.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Facilities include standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants that remain unchanged from prior amendments.

The Facilities are secured by pledges of shares of MCSA, NX Gold and Ero Gold Corp., a wholly owned subsidiary which holds the Company’s interest in NX Gold. The Company is required to comply with certain financial covenants. As of the date of these consolidated financial statements, the Company is in compliance with these covenants.

In January 2019, the Company entered into an interest rate swap transaction with a Canadian financial institution whereby the floating interest on a notional amount of $65.0 million of the Term Facility was swapped for a fixed interest rate of 2.69%. This interest rate swap transaction is in effect for the majority of the term of the Term Facility, with the notional amount reduced over time. As at December 31, 2020, the notional amount of the interest rate swap transaction was $60.0 million. Interest swap settlements are being made on a quarterly basis.

Subsequent to the year ended December 31, 2020, the Facilities were amended with a $150.0 million senior secured revolving credit facility (“New Revolving Credit Facility”) payable entirely on March 31, 2025. The New Revolving Credit Facility will bear interest on a sliding scale at a rate of LIBOR plus 2.25 to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility will also be on a sliding scale between 0.56% to 1.06%.

(b) Bank loan and equipment finance loans

The bank loan (at acquisition) relates to the Company’s subsidiary, MCSA, and was recognized at the date of acquisition at fair value and has subsequently been recognized at amortized cost, net of settlements. Interest is being recognized using the effective interest rate method at an interest rate of 11.29%.

In June 2019, the Company repaid one of MCSA’s bank loans (at acquisition) in full using funds from the Company’s Revolving Credit Facility and recognized a loss on settlement of $1.8 million.

As per the terms of one of MCSA’s bank loans, the Company was required to maintain a separate debt service bank account with sufficient funds to guarantee scheduled principal payments by MCSA. At December 31, 2020, this loan has been repaid and the separate debt service bank account has been closed. At December 31, 2019, $1.5 million was deposited in the designated debt service account and was presented as restricted cash in the statement of financial position.

MCSA is required to comply with certain financial covenants which MCSA is in compliance with at December 31, 2020. The equipment finance loans are secured by the corresponding equipment relating to them and a guarantee by the Company.

(c) MCSA and NX Gold lines of credit

At December 31, 2020, the Company’s subsidiaries, MCSA and NX Gold, have the following credit facilities available:

MCSA entered into a credit agreement in 2019 for a non-revolving line of credit of up to BRL $30.0 million at an interest rate of CDI (“Brazilian Interbank Deposit Rate”) + 9% per annum, which was available for draw down until November 30, 2020. At December 31, 2020, BRL $7.5 million ($1.4 million) (December 31, 2019 - $nil) had been drawn from this credit facility and the draw down period has now expired. The Company and NX Gold provide unsecured guarantees for this credit agreement and the amount drawn is due in March 2021.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

During the three months ended June 30, 2020, MCSA entered into a credit agreement for a line of credit of up to BRL $14.9 million at an interest rate of 14.30% per annum and MCSA drew down on the full amount of this line of credit. The Company and NX Gold provide unsecured guarantees for this credit agreement. During the three months ended December 31, 2020, the full amount of this line of credit was repaid, but the full amount of BRL $14.9 million remains available to be drawn at any time until May 24, 2021.

During the year ended December 31, 2020, MCSA entered into various credit agreements for lines of credit of up to a total of BRL $131.6 million, all of which were drawn down during the year ended December 31, 2020. The interest rates on these credit agreements ranges from 9.60% to 24.34%. The Company repaid a total of BRL $109.8 million in lines of credit during the year ended December 31, 2020 and as at December 31, 2020, BRL $21.8 million ($4.2 million) remains outstanding on these credit facilities, which represents the maximum remaining amount available under these credit facilities. This amount is repayable by March 2021.

During the three months ended September 30, 2020, MCSA repaid and terminated a previous line of credit entered into in 2019 in the amount of BRL $30.0 million with an interest rate of 14.98%. MCSA replaced this line of credit during the three months ended September 30, 2020 by entering into a new credit agreement for a line of credit of up to BRL $30.0 million at an interest rate of CDI + 8.858%. MCSA may drawdown on this line of credit at any time until September 20, 2021. At December 31, 2020, no amount has been drawn from this credit facility.

NX Gold entered into an agreement in 2019 for a line of credit of up to BRL $7.5 million at an interest rate of 14.98% per annum, which was available for drawdown until August 27, 2020. A total of BRL $7.5 million ($1.4 million) had been drawn from this line of credit, of which BRL $4.8 million was drawn during the year ended December 31, 2020. This line of credit was fully repaid and terminated as at December 31, 2020.

During the year ended December 31, 2020, NX Gold entered into a credit agreement for a line of credit of up to BRL $7.5 million at an interest rate of 14.30% per annum. NX Gold may drawdown on this line of credit at any time until February 22, 2022. The Company and MCSA provide unsecured guarantees for this credit agreement. At December 31, 2020, no amounts had been drawn from this line of credit.

During the year ended December 31, 2020, NX Gold entered into a credit agreement for a line of credit of up to BRL $8.0 million at an interest rate of CDI + 8.858%. NX Gold may drawdown on this line of credit at any time until September 20, 2021. At December 31, 2020, no amount has been drawn from this credit facility.

(d) Plural loan

During the year ended December 31, 2019, MCSA secured an equipment finance loan with Plural Bank for BRL $12.0 million for a term of 24 months and at an interest rate of 7% + CDI per annum. Concurrently, MCSA entered into an interest rate swap transaction and a foreign exchange swap transaction with Plural Bank whereby the floating interest of 7% + CDI on a notional amount of BRL $12.0 million was swapped for a fixed interest rate of 9.90%, and a notional principal amount of BRL $12.0 million was swapped for the USD currency at a foreign exchange rate of 3.9500. This interest rate and foreign exchange swap transactions are in effect for the term of the loan.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(e)        Debt repayments

Repayments of the principal portion of loans and borrowings is as follows:

2021	$12,223
2022	36,998
2023	35,109
2024	84,112
2025	755
2026 and beyond	692
$169,889

10. Value Added, Payroll and Other Taxes

	December 31, 2020	December 31, 2019
Value-added taxes payable	$3,420	$2,865
Tax based on net sales of copper and gold	4,675	5,287
Federal sales tax	1,211	-
Social security installments (a)	2,841	9,519
Income taxes	1,280	1,108
Other taxes	1,402	909
Total value added, payroll and other taxes	14,829	19,688
Less: current portion of value added, payroll and other taxes	13,361	13,994
Non-current value added, payroll and other taxes	$1,468	$5,694

(a) The Company’s subsidiary, MCSA, has an agreement with the National Institute of Social Security in Brazil to pay outstanding social security contributions in installments over a period to 2024.

11. Provisions and Contingent Liabilities

	Mine Closure and Rehabilitation	Legal Claims	Total
Balance at December 31, 2018	$27,354	$4,155	$31,509
Additions (reductions) due to change in estimated cash flows	2,266	(625)	1,641
Unwinding of the discount	3,508	-	3,508
Settled	(1,786)	-	(1,786)
Foreign exchange	(1,145)	(146)	(1,291)
Balance at December 31, 2019	30,197	3,384	33,581
Reductions due to change in estimates, including timing of cash flows	(3,803)	(145)	(3,948)
Unwinding of the discount	902	-	902
Settled	(1,585)	-	(1,585)
Foreign exchange	(6,741)	(759)	(7,500)
Balance at December 31, 2020	$18,970	$2,480	$21,450

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(a) Mine closure and rehabilitation

The Company’s provision for mine closure and rehabilitation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required upon completion of mining. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and cost estimates prepared by a third-party specialist.

Management used a pre-tax discount rates in the range of 5.75% – 7.37% (2019 – 4.34% - 6.5%) and an inflation factor in the range of 3.25% - 3.50% (2019 – 3.5% - 3.75%) in preparing the Company’s provision for mine closure and rehabilitation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2020, the undiscounted inflation-adjusted liability for provision for mine closure and rehabilitation is estimated to be approximately $37.0 million (2019 - $45.7 million), of which $31.4 million (2019 - $36.8 million) relates to MCSA and $5.6 million (2019 - $8.9 million) relates to NX Gold. The cash expenditures are expected to occur over a period of time extending several years after the projected closure, which for MCSA is in a range from 2026 to 2034 and for NX Gold is 2027.

(b) Legal claims

There are various legal actions that are in process against the Company’s Brazilian subsidiaries related to labor, civil and tax matters. Based on an analysis of individual judicial and administrative legal claims, the following provision has been made for probable losses associated with these claims:

	December 31, 2020	December 31, 2019
Labour claims (i)	$2,416	$3,311
Tax claims (ii)	-	73
Other claims	64	-
	$2,480	$3,384

(i) Labor claims

The labor claims related primarily to claims made by existing and former employees for alleged travel time reimbursements, overtime and severance payments. Of the claims made, the Company has assessed, with the assistance of its legal counsel, that the probable loss on such claims is $2.4 million and such amount has been accrued.

(ii) Tax claims

The provisions for tax claims relate to tax assessments, interest and penalties resulting from unpaid income and social contribution taxes by MCSA.

In relation to the above-mentioned claims and those discussed in Note 11(c) below, MCSA and NX Gold were required to place a total of $0.5 million in trust as of December 31, 2020 (December 31, 2019 - $1.2 million), which is included in Deposits on the statement of financial position.

(c) Contingent liabilities

As of December 31, 2020, based on the opinion of its legal advisers, the Company has not recognized a provision for the following claims of MCSA and NX Gold as it is not probable that a cash outflow will occur.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

	December 31, 2020	December 31, 2019
Social security tax (i)	$2,879	$3,681
Taxes (ii)	11,633	14,990
Labour (refer to note 11(b)(i))	968	6,303
Mining and other (iii)	6,346	6,080
	$21,826	$31,054

(i) Social security tax

Social security claims relate to potential social security tax payments related to past payments to employees, including profit sharing, and payments made to external contractors. The Company strongly believes, based on precedent court case rulings, that part of the claim will be cancelled after administrative and judicial discussions. The estimated portion of the claim expected to be cancelled of $2.9 million is included in the table above.

(ii) Tax

There are 121 tax claims (2019 – 129 tax claims) against MCSA which were evaluated as possible, but not probable, losses by external legal counsel. The main subjects under discussion for the tax claims involve the validity of tax credits used to offset federal taxes.

(iii) Mining

In June 2019, MCSA was notified of five administrative claims filed by the Nacional Mining Agency regarding alleged differences in the calculation of certain sales taxes on mining revenue by MCSA. The Company, based on the opinion of its legal advisors, does not believe such claims will result in a probable cash outflow.

12. Share Capital

As at December 31, 2020, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2020, 87,879,261 common shares were outstanding.

(a) Options

On January 2, 2019, the Company granted 125,000 options to directors of the Company at an exercise price of CAD$9.80 per share with a term to expiry of five years. These options vested immediately, and their total fair value on the grant date was $0.5 million.

On August 15, 2019, the Company granted 40,000 options to directors of the Company at an exercise price of CAD$21.09 per share with a term to expiry of five years. 23,828 of these options vested immediately, while 16,172 will vest upon shareholder approval. Their total fair value on the grant date was $0.3 million.

On December 12, 2019, the Company granted 470,228 options to certain officers, directors, consultants and employees of the Company at an exercise price of CAD$20.52 per share with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $2.7 million, which is recognized over the vesting period.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

On January 2, 2020, the Company granted 73,456 options to directors and certain employees of the Company at an exercise price of CAD$23.42 per share with a term to expiry of five years. The 43,456 options to directors vested immediately, while the 30,000 options to employees vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $0.5 million, which is recognized over the vesting period.

On December 17, 2020, the Company granted 415,839 options to certain officers, directors, consultants and employees of the Company at an exercise price of CAD$18.90 per share with a term to expiry of five years. 25,207 options to directors vested immediately, while the remaining 390,632 stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $2.4 million, which is recognized over the vesting period.

	Number of Stock Options	Weighted Average Exercise Price
Outstanding stock options, December 31, 2018	4,924,519	4.64
Issued	635,228	14.20
Exercised	(498,330)	2.75
Outstanding stock options, December 31, 2019	5,061,417	$6.23
Issued	489,295	15.38
Exercised	(908,949)	3.13
Outstanding stock options, December 31, 2020	4,641,763	$7.91

The weighted average share price on the date of exercise for options exercised during the year ended December 31, 2020 was $13.74 (year ended December 31, 2019 - $14.60).

As at December 31, 2020, the following stock options were outstanding:

Expiry Date	Number of Stock Options	Weighted Average Exercise Price	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
May 15, 2022	415,334	1.50 USD	415,334	1.37
July 10, 2022	60,000	1.50 USD	60,000	1.52
November 24, 2022	318,000	6.48 CAD	318,000	1.90
December 7, 2022	1,300,001	6.74 CAD	1,300,001	1.93
January 18, 2023	60,000	7.95 CAD	40,000	2.05
January 23, 2023	41,667	7.76 CAD	41,667	2.06
June 19, 2023	144,000	10.25 CAD	94,000	2.47
July 16, 2023	100,000	9.01 CAD	33,332	2.54
December 31, 2023	1,078,238	9.76 CAD	693,065	3.00
January 2, 2024	125,000	9.80 CAD	125,000	3.01
August 15, 2024	40,000	21.09 CAD	40,000	3.62
December 12, 2024	470,228	20.52 CAD	156,734	3.95
January 2, 2025	73,456	23.42 CAD	43,456	4.01
December 17, 2025	415,839	18.90 CAD	25,207	4.96
	4,641,763	7.91 USD	3,385,796	2.71

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the December 31, 2020 exchange rate of 1.2732.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The fair value of options granted in the years ended December 31, 2020 and 2019 was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

	2020	2019
Expected term (years)	3.0	3.0
Forfeiture rate	0%	0%
Volatility	53%	53%
Dividend yield	0%	0%
Risk-free interest rate	0.58%	1.68%
Weighted-average fair value per option	$6.00	$5.42

For the year ended December 31, 2020, the Company recorded share-based compensation of $3.9 million (year ended December 31, 2019 - $4.7 million) with respect to its outstanding stock options.

Subsequent to December 31, 2020, 155,982 options were exercised for total proceeds of $1.0 million.

(b) Share Unit Plan

The Company has a share unit plan (the “Share Unit Plan”) pursuant to which the Compensation Committee may grant share units to any director, officer, employee, or consultant of the Company or its subsidiaries. At the time of grant of a share unit, the Compensation Committee, may establish performance conditions for the vesting of the share units. The performance conditions may be graduated such that different percentages (which may be greater or lower than 100%) of the share units in a grant become vested depending on the satisfaction of one or more performance conditions. Performance conditions may include terms or conditions relating to: (i) the market price of the common shares; (ii) the return to holders of common shares, with or without reference to other comparable companies; (iii) the financial performance or results of the Company or its subsidiaries; (iv) the achievement of performance conditions or other performance criteria relating to the Company or its subsidiaries; (v) any other terms and conditions the Compensation Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (vi) the vesting date of the share units. The Compensation Committee may, in its discretion, subsequent to the grant of a share unit, waive any such performance condition or determine that it has been satisfied subject to applicable law. Each share unit entitles the holder thereof to receive one common share, without payment of additional consideration, on the redemption date selected by the Compensation Committee following the date of vesting of such share unit, which will be within 30 days of the date of vesting, or at a later deferred date, subject to certain exception and restrictions.

During the year ended December 31, 2020, 290,298 share units (year ended December 31, 2019 – 225,659 share units) were issued to certain officers, consultants and employees of the Company and as at December 31, 2020, 727,761 share units (December 31, 2019 - 437,463 share units) are outstanding. These share units will vest three years from the date of grant by the Compensation Committee and the number of share units that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested share unit entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company currently intends to settle these share units using common shares. Accordingly, they are classified as equity settled instruments.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

For the share units with non-market performance conditions, the fair value of the share units granted was determined using the share price at the date of grant. For the share units with market performance conditions, the fair value of the share units granted was determined using a Geometric Brownian Motion model. The weighted average inputs used in the measurement of fair values at grant date of the share units issued are as follows:

	2020	2019
Expected term (years)	3.0	3.0
Forfeiture rate	0%	0%
Volatility	44%	45%
Dividend yield	0%	0%
Risk-free interest rate	0.30%	1.69%
Weighted-average fair value per Share Unit	$18.95	$18.97

During the year ended December 31, 2020, the Company recorded share-based compensation of $3.9 million (year ended December 31, 2019 - $1.0 million) with respect to the share units.

(c) Deferred Share Unit Plan

On December 12, 2019, a Deferred Share Unit Plan (“DSU Plan”) was established by the Board as a component of our compensation for independent directors. Only independent directors are eligible to participate and to receive deferred share units (“DSUs”) under the DSU Plan. DSUs may be awarded by the Board from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs. In addition, independent directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant. The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a common share on the last day of the quarter in which such portion of the annual cash remuneration was earned. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board. The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

During the year ended December 31, 2020, 79,230 DSUs (year ended December 31, 2019 - nil) were issued to independent directors.

As at December 31, 2020, the fair value of the DSU liability was $1.3 million (December 31, 2019 - $nil) which has been recognized in accounts payable and accrued liabilities with a corresponding $1.3 million recognized in share-based compensation expense for the year ended December 31, 2020.

(d) Warrants

As at December 31, 2020, 1,599,996 (December 31, 2019 - 2,866,662) common share purchase warrants were outstanding with a weighted average exercise price of $1.20 and a weighted average remaining contractual life of 0.95 years. 1,266,666 warrants were exercised during the year ended December 31, 2020 for gross proceeds of $1.5 million (year ended December 31, 2019 – 466,666 warrants for gross proceeds of $0.6 million).

Subsequent to December 31, 2020, 66,666 warrants were exercised for gross proceeds of $0.1 million.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(e) Net Income per Share

	Year ended December 31, 2020	Year ended December 31, 2019
Weighted average number of common shares outstanding	86,368,535	85,244,277
Dilutive effect of warrants	2,397,518	2,788,885
Dilutive effect of stock options	2,355,933	2,919,799
Dilutive effect of Share Units	1,091,642	437,464
Weighted average number of diluted common shares outstanding	92,213,628	91,390,425

Net income attributable to owners of the Company	$51,622	$91,883
Basic net income per share attributable to owners of the Company	0.60	1.08
Diluted net income per share attributable to owners of the Company	0.56	1.01

13. Revenue

	Year ended December 31, 2020	Year ended December 31, 2019
Copper concentrate
- sales within Brazil	$161,803	$176,885
- export sales	96,852	69,499
- price adjustments on provisionally priced sales	2,233	(187)
Gold
- export sales	63,188	38,646
	$324,076	$284,843

Under the terms of the Company’s contract with its primary customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price. The final sales price for all shipments in a month is determined at the end of the month in which the sale is recognized. As at December 31, 2020, there were no sales subject to provisional pricing. During the year ended December 31, 2020, the Company recognized $2.2 million (year ended December 31, 2019 - $0.2 million) in price adjustments related to provisionally priced sales.

14. Cost of Product Sold

	Year ended December 31, 2020	Year ended December 31, 2019
Materials	$18,912	$21,788
Salaries and benefits	30,044	40,787
Depreciation and depletion	39,212	46,014
Contracted services	18,463	23,691
Maintenance costs	14,672	18,383
Utilities	8,728	11,154
Other costs	554	1,000
	$130,585	$162,817

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

15. General and Administrative Expenses

	Year ended December 31, 2020	Year ended December 31, 2019
Accounting and legal	$1,079	$1,507
Amortization and depreciation	136	157
Office and sundry	7,066	7,192
Provisions	(145)	(625)
Salaries and consulting fees	12,206	13,427
Incentive payments	6,116	8,684
Transfer agent and filing fees	295	206
Travel and conference	1,174	2,269
	$27,927	$32,817

16. Finance Expense

	Year ended December 31, 2020	Year ended December 31, 2019
Interest on loans and borrowings	$9,921	$11,236
Loss on interest rate swap derivatives	2,720	1,799
Accretion of mine closure and rehabilitation provision	902	3,508
Commitment fees	484	1,681
Interest on lease liabilities	229	366
Other finance expenses	1,193	1,838
	$15,449	$20,428

17. Foreign Exchange Loss

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reais (BRL$), which is their functional currency.

	Year ended December 31, 2020	Year ended December 31, 2019
Foreign exchange on USD denominated debt in Brazil	$(24,190)	$(4,406)
Realized foreign exchange on derivative contracts (note 21)	(20,804)	(1,011)
Unrealized foreign exchange on derivative contracts (note 21)	(34,548)	(250)
Other	(263)	519
	$(79,805)	$(5,148)

18. Recovery of Value Added Taxes

During the year ended December 31, 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes based on the tax treatment applicable to depletion charges. This recovery during 2020 was recognized as a result of a study conducted to revisit certain tax positions, which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes. During the year ended December 31, 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery during 2019 was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim and were not recorded until such amounts were considered probable of being confirmed. These credits can be used to offset the payment of a variety of other taxes, including income taxes and taxes on future sales.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Of the recoveries recognized in 2019 and 2020, $15.3 million has been applied to taxes during the 2020 year (year ended December 31, 2019 - $3.2 million) and $12.0 million has been included in other current assets (December 31, 2019 - $12.2 million) based on the expected timing of their use, with no amounts (December 31, 2019 - $6.2 million) recognized in other non-current assets in the statement of financial position.

19. Income Taxes

(a) Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company’s combined Canadian federal and provincial statutory income tax rate of 27% (2019 – 27%) is as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Net income in the year before tax	$61,423	$74,829
Tax rate	27%	27%
Income tax expense at statutory rate	$16,584	$20,204
Tax effect of:
Difference in tax rate of foreign jurisdictions	(6,227)	(7,557)
Non-deductible (taxable) items	(1,792)	(6,334)
Change in temporary differences not previously recognized	(113)	(24,570)
Other	473	631
Income tax expense (recovery)	$8,925	$(17,626)

	Year Ended December 31, 2020	Year Ended December 31, 2019
Current income tax:
Relating to current income tax charge	$9,675	$10,645

Deferred income tax:
Relating to recognition of previously unrecognized temporary differences	-	(33,836)
Relating to origination and reversal of temporary differences	(750)	5,565
Income tax expense (recovery) recognized in net income	$8,925	$(17,626)
Income tax recovery recognized in other comprehensive income	(3,073)	-
Total income tax expense (recovery)	5,852	(17,626)

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(b) Deferred income tax assets (liabilities)

The general movement in the deferred income tax asset (liability) is as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019
At the beginning of the year	$13,099	$(15,811)
Deferred income tax recovery (expense)	750	28,271
Income tax expense (recovery) recognized in OCI	3,073	-
Foreign exchange	(2,699)	639
At the end of the year	$14,223	$13,099

Recognized deferred tax and assets and liabilities consist of the following:

	December 31, 2020	December 31, 2019
Deferred tax assets:
Non-capital losses - Brazil	$15,688	$28,793
Foreign exchange - Brazil	$9,412	$1,066
Other - Brazil	2,167	2,126
Mine closure and rehabilitation provision - Brazil	3,110	4,605
Non-capital losses - Canada	737	317
Financing fees and other - Canada	823	1,349
	31,937	38,256
Deferred tax liabilities
Mineral property, plant and equipment - Brazil	(6,179)	(9,612)
Loans and borrowings - Brazil	(9,431)	(12,192)
Other - Brazil	(544)	(1,687)
Loans and borrowings - Canada	(1,560)	(1,666)
	(17,714)	(25,157)

Net deferred income tax assets (liabilities)	$14,223	$13,099

Deferred tax assets of $13.5 million (December 31, 2019 - $11.7 million) have not been recognized for the following deductible temporary differences as it is not probable that the benefits of these temporary differences will be realized:

	Year Ended December 31, 2020		Year Ended December 31, 2019
	Brazil	Canada	Brazil	Canada
Exploration and evaluation assets	$37,213	$-	$47,986	$-
Mineral property, plant and equipment	-	90	-	72
Non-capital losses	-	22,194	-	14,196
Other	-	7,238	-	4,251
	$37,213	$29,522	$47,986	$18,519

The Company has loss carry forwards in Brazil totalling $46.7 million (December 31, 2019 - $83.0 million) which may be carried forward indefinitely to offset future taxable income in Brazil. Use of these losses is limited to 30% of taxable income annually. The Company also has loss carry forwards in Canada totalling $24.9 million (December 31, 2019 - $15.4 million) which may be carried forward for 20 years to offset future taxable income, which expire between 2036 and 2040.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

20. Related Party Transactions

Key management personnel consist of the Company’s directors and officers and their compensation includes director retainer fees and management salaries paid to these individuals, as well as share-based compensation. The aggregate value of compensation paid to key management personnel for the year ended December 31, 2020 was $7.4 million ($7.5 million for the year ended December 31, 2019). In addition, 287,281 options, 197,269 share units and 79,230 DSUs were issued to key management personnel and non-executive directors during the year ended December 31, 2020 (444,265 options and 171,754 share units for the year ended December 31, 2019). For key management personnel, $5.1 million was recognized in share-based compensation expense for the year ended December 31, 2020 for options, share units, and DSUs issued ($4.1 million for the year ended December 31, 2019).

During the year ended December 31, 2020, key management personnel exercised 408,555 options and 1,266,666 warrants for total cash proceeds to the Company of $2.7 million (286,666 options and 300,000 warrants for total cash proceeds of $1.0 million for the year ended December 31, 2019).

As at December 31, 2020, $3.7 million was payable to key management as incentive compensation and is included in accounts payable and accrued liabilities in the statement of financial position (December 31, 2019 - $3.9 million). Such amounts are unsecured, non-interest bearing and will be paid under normal trade terms.

21. Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. However, some judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at December 31, 2020, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. The carrying value of value added, payroll and other taxes approximate fair value based on the discount rate applied. At December 31, 2020, the carrying value of loans and borrowings is $168.1 million while the fair value is approximately $169.9 million. The stated interest rates are a close approximation of market rates of interest at December 31, 2020 (Level 2 of the fair value hierarchy).

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2020 and December 31, 2019:

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$62,508	$21,485
Restricted cash	-	1,500
Accounts receivable	20,353	7,680
Deposits and other non-current assets	595	2,396
	$83,456	$33,061

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only three significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the years ended December 31, 2020 and 2019 nor recognized a provision for credit losses.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company’s approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company’s maturity of non-derivative financial liabilities on December 31, 2020:

Non-derivative Financial Liabilities	Carrying value	Contractual cash flows	Up to 12 months	1-2 years	3-5 years	More than 5 years
Loans and borrowings	$168,102	$169,889	$12,223	$36,998	$119,976	$692
Interest on loans and borrowings	-	15,025	5,859	4,863	4,296	7
Accounts payable and accrued liabilities	37,878	37,878	37,878	-	-	-
Value added, payroll and other taxes	14,829	16,332	13,361	1,484	1,487	-
	$220,809	$239,124	$69,321	$43,345	$125,759	$699

The Company also has derivative financial liabilities for foreign exchange and interest rate derivatives whose notional amounts and maturity information is disclosed below under foreign exchange currency risk and interest rate risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including forward contracts and swap contracts, to manage market risks.

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks related to the US dollars and Euros. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Company’s exposure to foreign exchange currency risk at December 31, 2020 relates to $7.4 million (December 31, 2019 – $9.6 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2020 on $83.1 million due to an intercompany loan balance (December 31, 2019 - $97.8 million) which has contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 1, 2020 by 10% and 20%, would have increased (decreased) pre-tax net income by $8.9 million and $17.7 million, respectively (2019 – $10.3 million and $20.7 million). Strengthening (weakening) in the Brazilian Real against the Euro at December 31, 2020 by 10% and 20%, would have increased (decreased) pre-tax net income by $0.2 million and $0.4 million, respectively (2019– $0.4 million and $0.8 million). This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At December 31, 2020, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $285.7 million with an average floor rate of 4.05 BRL to US Dollar and an average cap rate of 4.76 BRL to US Dollar (December 31, 2019 - notional amount of $336.6 million in foreign exchange forward collar contracts). The maturity dates of these contracts are from January 27, 2021 to July 27, 2022 and are financially settled on a net basis. The fair value of these contracts at December 31, 2020 was a liability of $34.5 million, (December 31, 2019 - $nil) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at December 31, 2020 was determined using an option pricing mode with the following assumptions: discount rate of 5.015%, foreign exchange rate of approximately 5.20, and volatility of 7.46% - 21.20%. The change in fair value of foreign exchange collar contracts was a loss of $34.5 million for the year ended December 31, 2020 (a loss of $0.3 million for the year ended December 31, 2019) and has been recognized in foreign exchange loss. In addition, during the year ended December 31, 2020, the Company recognized a realized loss of $20.8 million ($1.0 million for the year ended December 31, 2019) related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Term Facilities of $150.0 million, Brazilian Real denominated bank loans of $4.5 million, Brazilian Real denominated lines of credit of $1.4 million, and Brazilian Real denominated equipment finance loans of $1.1 million. Based on the Company’s net exposure at December 31, 2020, a 1% change in the variable rates would have an impact of $1.6 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

In order to mitigate the above volatility due to variable rates on loans, as at December 31, 2020, the Company has entered into an interest rate swap contract to manage interest rate risk (see note 9(a)). At December 31, 2020, the floating interest on a notional amount of $60.0 million was swapped for a fixed interest rate of 2.69%. This interest rate swap transaction is in effect for the majority of the term of the Term Facility (note 9), with the notional amount reduced over time. The fair value of this contract at December 31, 2020 was a liability of $2.5 million (December 31, 2019 - $1.7 million) and was included in Derivatives in the statement of financial position. The fair value of this swap contracts as at December 31, 2020 was determined using a discounted cash flow model with the following assumptions: discount rates of 0.017% – 0.298% and forward foreign exchange rates of 0.421% - 0.164%. The realized loss on the interest rate swap contract was $1.2 million for the year ended December 31, 2020 (realized loss of $0.1 million for the year ended December 31, 2019) and was included in finance expense. In addition, the Company recognized an unrealized loss of $0.8 million on the interest rate swap contract for the year ended December 31, 2020 (unrealized loss of $1.6 million for the year ended December 31, 2019), which was included in finance expense.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

In addition, as at December 31, 2020, MCSA has entered into an interest rate and currency swap contract on the Plural Loan (see note 9). At December 31, 2020, the floating interest on a notional amount of BRL$12 million was swapped for a fixed interest rate of 9.9% and the BRL currency on the loan was swapped for USD at a rate of 3.95. The fair value of this contract at December 31, 2020 was a liability of $0.3 million (December 31, 2019 - nil) and is included in Derivatives in the statement of financial position. The realized loss on this swap contract was $0.4 million for the year ended December 31, 2020 and was included in finance expense. In addition, the Company recognized an unrealized loss of $0.3 million on the swap contract for the year ended December 31, 2020, which was also included in finance expense.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At December 31, 2020, the Company has not entered into any commodity derivative contracts. The Company recognized a realized loss of $1.4 million for the year ended December 31, 2019 related to the settlement of commodity forward contracts.

22. Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.

In the management of capital, the Company includes the components of shareholders’ equity and debt facilities.

The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets.

Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met.

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiary, MCSA, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

23. Segment Disclosure

The Company’s operations are segmented by entity between MCSA, NX Gold and corporate head office, which is consistent with internal reporting purposes. The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.

Total revenue from MCSA is from two customers while total revenue from NX Gold is from one customer.

Segmented information is as follows:

Year ended December 31, 2020	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$260,888	$63,188	$-	$324,076
Depreciation and depletion	(35,674)	(3,538)	-	(39,212)
Other cost of product sold expenses	(73,893)	(17,480)	-	(91,373)
Cost of product sold	(109,567)	(21,018)	-	(130,585)
Sales expenses	(4,937)	(417)	-	(5,354)
Gross profit	146,384	41,753	-	188,137

Expenses
General and administrative	(16,471)	(1,712)	(9,744)	(27,927)
Share-based compensation	-	-	(9,064)	(9,064)
Finance income	430	143	773	1,346
Finance expenses	(5,789)	(805)	(8,855)	(15,449)
Foreign exchange loss	(77,235)	(2,563)	(7)	(79,805)
Recovery of value added taxes	7,564	1,322	-	8,886
Other income	(3,825)	(876)	-	(4,701)
Income (loss) before taxes	51,058	37,262	(26,897)	61,423
Current tax expense	(5,117)	(4,558)	-	(9,675)
Deferred tax recovery	418	332	-	750
Net Income (Loss)	$46,359	$33,036	$(26,897)	$52,498

Assets
Current	$72,080	$31,516	$23,945	$127,541
Non-current	340,487	26,364	2,707	369,558
Total Assets	$412,567	$57,880	$26,652	$497,099
Total Liabilities	$102,789	$19,467	$160,768	$283,024

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2019	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$246,197	$38,646	$-	$284,843
Depreciation and depletion	(40,107)	(5,907)	-	(46,014)
Other cost of product sold expenses	(95,500)	(21,303)	-	(116,803)
Cost of product sold	(135,607)	(27,210)	-	(162,817)
Sales expenses	(4,962)	-	-	(4,962)
Gross profit	105,628	11,436	-	117,064

Expenses
General and administrative	(20,993)	(2,308)	(9,516)	(32,817)
Share-based compensation	-	-	(5,792)	(5,792)
Finance income	520	143	38	701
Finance expenses	(8,877)	(1,366)	(10,185)	(20,428)
Foreign exchange gain (loss)	(5,039)	(76)	(33)	(5,148)
Loss on debt settlement	(1,783)	-	-	(1,783)
Recovery of value added taxes	21,584	-	-	21,584
Other income	242	1,206	-	1,448
Income (loss) before taxes	91,282	9,035	(25,488)	74,829
Current tax expense	(8,764)	(1,881)	-	(10,645)
Deferred tax recovery	27,267	1,004	-	28,271
Net Income (Loss)	$109,785	$8,158	$(25,488)	$92,455

Assets
Current	$62,413	$9,166	$3,986	$75,565
Non-current	364,117	20,180	2,812	387,109
Total Assets	$426,530	$29,346	$6,798	$462,674
Total Liabilities	$107,045	$15,934	$140,637	$263,616